1934 Act Registration No. 1-14700

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of August 2007
Taiwan Semiconductor Manufacturing Company Ltd.
(Translation of Registrant’s Name Into English)
No. 8, Li-Hsin Rd. 6,
Hsinchu Science Park,
Taiwan
(Address of Principal Executive Offices)
     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F   ☑                    Form 40-F   ☐
     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes   ☐                    No   ☑
(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:                           .)

TSMC Board of Directors Approves First-Half Financial Statements
Hsinchu, Taiwan, R.O.C., August 14, 2007 — TSMC held a meeting of the Board of Directors today, at which the Board approved financial statements for the first half of 2007. Consolidated revenue for the first six months of 2007 totaled NT$139,815 million, while consolidated net income was NT$44,323 million.
TSMC Spokesperson and Vice President Ms. Lora Ho said other major conclusions of the Board meeting were as follows:
1.	Approved capital appropriations totaling US$59.8 million for establishing 12-inch wafer level packaging technology and capacity to meet future market demand. Wafer level packaging technology can effectively reduce the size of end-products and raise the competitiveness of TSMC and its customers.

2.	Approved capital appropriations totaling US$22.8 million for upgrading a monthly capacity of 12,600 eight-inch wafers in 0.18 micron logic process to 11,100 eight-inch wafers capable of high voltage, radio frequency (RF), and BiCMOS processes.
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For further information, please contact:

TSMC Spokesperson:	TSMC Acting Spokesperson:	Dana Tsai
Senior Administrator, TSMC
Ms. Lora Ho Vice President and CFO Tel: 886-3-566-4602	Mr. J.H. Tzeng PR Department Manager, TSMC Tel: 886-3-505-5028 Mobile: 0928-882607 Fax: 886-3-567-0121 E-Mail: jhtzeng@tsmc.com	Tel: 886-3-505-5036 Mobile: 886-920-483591 Fax: 886-3-567-0121 E-Mail: dana_tsai@tsmc.com

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.
Date: August 14, 2007	By	/s/ Lora Ho
Lora Ho
Vice President & Chief Financial Officer